LEXMARK                                                                                                    Lexmark International, Inc.
 740 West New Circle Road
 Lexington, KY 40550
 USA

March 26, 2009

via Edgar

Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4561
Washington, DC 20549

Re:   Lexmark International, Inc.
         Form 10-K for Fiscal Year ended December 31, 2008, filed February 27, 2009
 Form 8-K, filed January 27, 2009
 File No. 001-14050

Dear Ms. Collins,

Lexmark International, Inc. (the “Corporation”) has received the Staff’s comment letter, dated March 23, 2009, concerning the above-referenced Form 10-K and Form 8-K filings.  The comment letter requests that the Corporation provide a response within 10 business days or inform the Staff when a response will be provided.  As discussed with Kari Jin on March 26, 2009, the Corporation respectfully requests an extension of time to respond to the comment letter for the reasons set forth below.

The Corporation will be preparing its quarterly financial statements and earnings release for the quarter ending March 31, 2009, and preparing for its Annual Meeting of Stockholders, which is scheduled for April 23, 2009.  Because of these events, an extension of time to respond to the comment letter is necessary, so that the Corporation can devote the appropriate time and resources to consider the Staff’s comments and provide an appropriate response.

The Corporation expects to provide its response to the comment letter by no later than April 30, 2009.

Please contact the undersigned at 859-232-3720 with any questions or comments regarding this letter.

Very truly yours,

/s/ Ian C. Lofwall

Ian C. Lofwall
Corporate Counsel

cc.           Paul J. Curlander, Chairman and Chief Executive Officer
John W. Gamble, Jr., Executive Vice President and Chief Financial Officer
Robert J. Patton, Vice President, General Counsel and Secretary